

February 8, 2011

Richard DeCicco, President
Iconic Brands, Inc.
1174 Route 109
Lindenhurst, New York 11757

> RE: **Iconic Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010 and amended January 18, 2011**
> **File No. 0-53162**

Dear Mr. DeCicco:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Recent Sales of Unregistered Securities, page 15

1. There appears to be a number of sales of unregistered securities where the reason disclosed is for "services rendered" or for consulting services. For each such transaction, please revise the disclosure to specify the _nature_ of the services rendered. In addition, please provide the exemption for each separate transaction discussed in this section, and discuss the sophistication of the investors in the offerings pursuant to Section 4(2).

Executive Compensation, page 61

2. It appears that you have included the options in the summary compensation table in the column for non-equity incentive awards. Please revise to move to the option column or provide a discussion as to the incentive nature of the award. In addition, please include in footnote disclosure the assumptions made in the valuation of the options and stock, as required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Lastly,

please clarify in the footnote that the amounts included in the option and stock column are the aggregate grant date fair value computed in accordance with FASB Topic 718. See Item 402(n)(2)(v) and (n)(2)(vi).

3. We note the shares of common issued to management and personnel in June 2009 for services rendered, as discussed on page 65. Please revise the summary compensation table to reflect all compensation, including this issuance of common stock.

Exhibits

4. The perpetual license agreement with Seven Cellos LLC filed as Exhibit 10.5 to the amended Form 10-K appears to be missing exhibits A and B. Please confirm that you will file this exhibit in its entirety with your next periodic report.

Form 10-Q/A for the Interim Period Ended September 30, 2010, filed January 7, 2011

5. Please amend your filing to include all of the applicable revisions that were incorporated within your amended interim filings for the three and six months ended March 31 and June 30, 2010.

6. In addition, please revise this Form 10-Q to comply with the comments issued on the MD&A section in the comment letter dated December 14, 2010.

Closing Comments

You may contact Brian McAllister, staff accountant at (202) 551-3341 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director